Exhibit 99.1

Dominion Diamond Corporation Issues Statement

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--December 22, 2015--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) today issued the following statement in response to the Schedule 13D filed by a group of investors including The K2 Principal Fund, L.P. (the “Group”).

Dominion actively engages with its shareholders and other stakeholders and values constructive input towards the goal of enhancing shareholder value. The Group has requested a meeting with Dominion, and Dominion looks forward to an open dialogue.

The Company’s board and management team are committed to creating value for our stakeholders and we will continue to take actions to accomplish this goal and position the Company for future growth and success.

About Dominion Diamond Corporation

Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional reserves and resources, and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Investor Relations:
Mr. Richard Chetwode, +44 (0) 7720-970-762
Vice President, Corporate Development
rchetwode@ddcorp.ca
or
Ms. Kelley Stamm, 416-205-4380
Manager, Investor Relations
kstamm@ddcorp.ca
or
Media Relations:
Laura Worsley-Brown, 867-669-6105
Senior Advisor, External Relations
laura.worsley-brown@ekati.ddcorp.ca